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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                  Commission File Number: 1-4406
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  [ ] Form 10-K    [x] Form 20-F  [ ] Form 10-Q   [ ] Form N-SAR

               For Period Ended: December 31, 2002
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               [ ] Transition Report on form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                --------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk.
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Full Name of Registrant


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Former Name if Applicable

Jalan Japati, 1
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Address of Principal Executive Office (Street and Number)

Bandung 40133 Indonesia
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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
[x]      (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]*     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]      (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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*  Please refer to disclosure in Part III for a clarification on our ability to file an SEC-compliant Form 20-F annual report on or before July 15, 2003.

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PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     For the reasons specified in the Registrant's amended Form 20-F annual report (filed on June 11, 2003), the Registrant's consolidated financial statements are not audited and the auditor of the Registrant's subsidiary P.T.
Telekomunikasi Selular has not authorized inclusion of its 2002 audit report in the Registrant's annual report. As stated in such amended Form 20-F, the Registrant intends to have its consolidated financial statements audited by an audit firm qualified to perform an audit under U.S. securities laws and Securities and Exchange Commission rules and to have this audit firm issue an audit report. On June 25, 2003, the Registrant appointed, KAP Drs. Hadi Sutanto
& Rekan, PriceWaterhouseCoopers ("PWC") as the Registrant's auditor for the purpose of auditing, in accordance with SEC requirements, its consolidated financial statements for the year ended December 31, 2002 to be included in the Registrants Form 20-F annual report. The appointment is subject to finalization of the terms of engagement. The appointment was delayed due to the fact that the number of firms currently qualified to audit the Registrant's financial statements in accordance with SEC requirements is limited and several of them were not able to perform the Registrant's audit due to conflicts of interests.
In addition, the Registrant's SEC-qualified auditor must obtain necessary authorization to use in the Registrant's Form 20-F annual report the separate reports of the auditors of the Registrant's subsidiaries whose audit reports are referred to in the Registrant's SEC-qualified auditor's audit report.

     Only after the Registrant's consolidated financial statements have been audited and any required subsidiary auditor authorizations are received will the Registrant be able to file an SEC-compliant Form 20-F annual report. Although the Registrant intends to make its Form 20-F annual report fully compliant with SEC rules and promptly thereafter file another amendment to the Form 20-F annual report with the SEC, because of the time expected in be involved in having PWC audit the Registrant's consolidated financial statements, the Registrant does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to the Registrant as a result of its filing this Form 12b-25. Nevertheless, the Registrant respectfully requests a 15-day extension to its June 30, 2003 Form 20-F filing deadline pursuant to Rule 12b-25 under the Securities Exchange Act of 1934 to provide for the possibility that the Registrant is able to file an SEC-compliant Form 20-F annual report by July 15, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
        Jonathan B. Stone               011-852                 2820 0703
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             (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                   Yes [x]     No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              Yes [x]     No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The audited consolidated financial statements contained in the Registrant's amended annual report on Form 20-F/A (filed on June 11, 2003) indicate that total operating revenues, total operating expenses, operating income and net income were all higher for the year ended December 31, 2002 when compared to the results for the year ended December 31, 2001. However, the Registrant's consolidated financial statements are not audited.

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                         Perusahaan Perseroan (Persero)
                       P.T. Telekomunikasi Indonesia Tbk.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003                    By:   /s/ Kristiono
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                                           Name:  Kristiono
                                           Title: President Director/CEO

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